December 10, 2013

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. Ajay Koduri

RE:	Globalstar, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

File No. 1-33117

Dear Mr. Koduri:

We are responding to the oral comment provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) related to the above-referenced Annual Report on Form 10-K (the “Form 10-K”) of Globalstar, Inc. (the “Company”).

The Staff’s comment is set forth in bold, followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2012

1. In future filings, please revise your cover page to reflect the appropriate selection regarding your filer status under Rule 12b-2 of the Exchange Act. We note that both “non-accelerated” and “smaller reporting company” are currently selected in your Form 10-K filed on March 15, 2013 and Form 10-Q filed on November 14, 2013.  Additionally, explaining your basis, please tell us your status for the next fiscal year.

The Company confirms to the Staff that it will select the one applicable filer status under Rule 12b-2 of the Exchange Act in future filings. For the Company’s fiscal year ending December 31, 2013, on the last day of its second fiscal quarter ended June 30, 2013, the Company’s public float was approximately $99.9 million. Therefore, the Company will be an accelerated filer. For the Staff’s information, the Company did not avail itself of any of the reduced reporting requirements for smaller reporting companies in its Form 10-K or Forms 10-Q filed during 2013 other than foregoing the Compensation Discussion and Analysis section of the Form 10-K.

* * * * * * * * *

The Company represents to the Securities and Exchange Commission and its Staff that the Company is responsible for the adequacy and accuracy of the disclosures in its filings. The Company further acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing. In addition, the Company will not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Thank you for your assistance with this matter. If you have any questions or comments, please contact me at your earliest convenience at (985) 335-1568.

Sincerely,

Rebecca Clary
Chief Accounting Officer

Cc: James Monroe III